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SEC FILE NUMBER
8-17168

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hummelberg (213) 486-9030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CD 9/18/13

OATH OR AFFIRMATION

I, David Hummelberg, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2013 and supplemental schedules pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

Signature Date 8/26/13

Subscribed and sworn (or affirmed) before me on this date of 26th day of August 2013

Senior Vice President
Title

Notary Public

KRISTINE ASPLUND SANCHEZ
Commission # 1866008
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2013

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity and Comprehensive Loss.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 8 to financial statements)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 8 to financial statements)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report. (Filed as a Separate Document)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2013
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

INDEPENDENT AUDITORS' REPORT

American Funds Distributors, Inc.

We have audited the accompanying financial statement of American Funds Distributors, Inc. (the "Company") as of June 30, 2013 and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Los Angeles, California
August 28, 2013

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013
(Dollars in thousands, except per share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 205,910
RECEIVABLES	12,533
PREPAID EXPENSES	2,216
DEFERRED INCOME TAXES - net	22,180
PROPERTY - at cost:	
Land	230
Buildings	4,289
Furniture, equipment and software	4,407
Leasehold improvements	5,457
Total	14,383
Accumulated depreciation and amortization	(12,378)
Property - net	2,005
OTHER ASSETS	2,476
TOTAL	$ 247,320

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
June 30, 2013
(Dollars in thousands, except per share amounts)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$108,685
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	24,286
INCOME TAXES PAYABLE	3,700
ACCRUED POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS	14,204
Total liabilities	150,875
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value - authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	485,900
Accumulated deficit	(389,043)
Accumulated other comprehensive loss, net of taxes	(912)
Total stockholder's equity	96,445
TOTAL	$247,320

(Concluded)

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor.

The Company's source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

Basis of Presentation—The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule.

As the distributor and principal underwriter for the capital shares of investment companies for which the Parent serves as investment advisor, the Company is responsible for sales and marketing services, and other services. Additionally, the Company entered into a financial support agreement with the Parent whereby the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the statement of financial condition presented could be materially different.

Estimates—The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents— Cash equivalents consist of shares of a money market fund for which the Parent serves as the investment advisor. The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments.

Fair Value of Financial Instruments— Cash and cash equivalents, receivables, and payables are recorded at carrying amounts that approximate fair value. Receivables and payables from affiliates are carried at cost as it is not practical to estimate fair values due to the related-party nature of such amounts.

Depreciation and Amortization of Property— Depreciation of buildings, furniture, equipment and software is computed generally on the straight-line method based upon estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed on the straight-line method based upon the life of the related asset or the term of the lease, whichever is shorter.

Income Taxes— The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss which is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, as amended by Accounting Standards Update (ASU) No. 2009-06, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the ASC 740 guidance did not have a material effect on the financial condition of the Company.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement Benefits— Capital Group sponsors a plan to provide these services and the Company is allocated an amount based on an estimated usage. The expected costs of providing postretirement benefits are recognized during the years that the associates render service with the Company, based on actuarial estimates.

Postemployment Benefits— Capital Group sponsors a plan to provide these services and the Company is allocated an amount based on an estimated usage. The Company recognizes the liability for future costs of compensation and benefits to be paid to employees on disability leave, based on actuarial estimates.

Recent Accounting Pronouncements—In May 2011 the FASB issued ASU No. 2011-04 *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards ("IFRS").* ASU No. 2011-04 represents the converged guidance of the FASB and the IASB (the "Boards") on fair value measurements. The collective efforts of the Boards and their staffs have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The adoption of provisions of this update, which are required to be applied prospectively, for the current fiscal year, did not have any impact on the Company's statement of financial condition.

2. INCOME TAXES

The net deferred tax asset consists of the following:

Deferred tax assets:	
Accrued expenses and other	$ 12,692
Accrued compensation and benefits	10,469
Postretirement benefits	2,106
Total deferred tax assets	25,267
Deferred tax liabilities:	
State franchise taxes	1,073
Depreciation and amortization	2,014
Total deferred tax liabilities	3,087
Net deferred tax asset	$ 22,180

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

Income taxes received from Capital Group by the Company amounted to $24,337 during 2013. The income tax payable balance primarily relates to amounts payable between the Company and the Capital Group for jurisdictions in which Capital Group and the Company file a consolidated/combined tax return.

3. FAIR VALUE DISCLOSURES

ASC 820, *Fair Value Measurements and Disclosures*, establishes a hierarchy that prioritizes the inputs of valuation methods used to measure fair value for financial assets that are carried at fair value. The hierarchy consists of three levels that are prioritized based on observable and unobservable inputs. Level 1 values are based on quoted prices in active markets for identical securities. Level 2 values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The Company's valuation levels as of June 30, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 205,910	$ -	$ -	$ 205,910
Other assets - Equity mutual funds	2,453	-	-	2,453
	$ 208,363	$ -	$ -	$ 208,363

Transfers in or out are recognized based on the beginning fair value of the year in which they occurred. There were no transfers of investments between Level 1 and Level 2 during the year.

The Company uses the following methods and inputs to establish the fair value of its assets and liabilities. Use of particular methods and inputs may vary over time based on availability and relevance as market and economic conditions evolve.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily-determinable values derived from active markets. Shares of money market mutual funds are valued at quoted market prices, which represent the net asset value of shares.

Mutual funds are valued at quoted market prices which represent the net asset value of the shares. The net asset value of each mutual fund is calculated based on the policies and procedures of the mutual fund.

4. RETIREMENT PLANS

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement and postemployment benefits. Other assets include investments of $2,453, held solely for the purpose of providing benefits under the plan. These investments are carried at fair value and are held in a trust for the plan participants. Effective October 2002, contributions to the supplemental retirement plan were discontinued.

5. TRANSACTIONS WITH AFFILIATES

Receivables include amounts due from affiliates of $1,670 primarily related to employee benefits. Accounts payable and accrued expenses include amounts due to affiliates of $69,728 and is primarily comprised of the loan payable to the Parent discussed below.

The Company and its Parent entered into an agreement whereby the Parent loans the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The loan is non-interest bearing and the Company is obligated to repay the loan monthly in equal installments over twelve months.

6. INDEMNIFICATIONS, GUARANTEES AND COMMITMENTS

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes that it is unlikely that the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's statement of financial condition.

The Parent provides certain indemnifications, warranties and guarantees on behalf of the Company in connection with sale of the Rights to a third party.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had net capital of $50,917, which was $40,859 in excess of its required net capital of $10,058. At June 30, 2013, the Company's net ratio of aggregate indebtedness to net capital was 2.96 to 1.

8. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(1) of such Rule) of the Securities Exchange Act of 1934, as the Company is as an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

9. POSTRETIREMENT BENEFITS

Capital Group sponsors a plan to subsidize health care insurance coverage for retired United States based associates who meet certain age and service requirements, if they elect to contribute a portion of the cost. The Company funds its portion of postretirement benefits in cash through a §401(h) account up to the maximum deductible amount allowed by the Internal Revenue Code. All plan assets are invested in a combination of equity and fixed-income commingled funds and money market mutual funds and are held in Employee Benefit Trust accounts managed by an affiliate. The measurement date for the Company's portion of the plan's actuarial valuation is June 30, 2013.

Accumulated postretirement benefit obligation	$ 17,680
Plan assets at fair value	11,929
Underfunded status/liability	$ (5,751)

The Company's liability is recognized in accrued postretirement and postemployment benefits.

Asset allocation targets of the plan are established based on the long-term return and volatility characteristics of the investment classes and recognize the benefit of diversification and the profiles of the plan's liabilities. The actual and target allocation of the Company at June 30, 2013 are as follows:

	Actual	Target Allocation
Money market mutual fund	0.2%	0% to 15%
Fixed-income commingled funds	16.8%	10% to 50%
Equity commingled funds	83.0%	35% to 90%
	100.0%	

The Company's portion of the plan's money market mutual fund investments of $21 are valued using quoted prices in active markets and are classified as Level 1 under the ASC 820 fair value hierarchy. The Company's portion of the plan's fixed-income and equity commingled fund investments of $2,000 and $9,908, respectively, are valued at net asset value per unit as reported by the commingled fund managers and are classified as Level 2. Investments in equity and fixed-income commingled funds are redeemable on a semi-monthly basis.

The plan's weighted-average assumptions as of June 30, 2013:

Discount rate	5.2%
Expected return on plan assets	6.0%
Medical trend:	
Ultimate trend	5.0%
Initial trend	8.1%
Year ultimate trend reached	2019

The plan's discount rate assumption is based upon the review of high quality corporate bond rates and the change in these rates during the year. The expected return on plan assets and health care cost trend rates are based upon an evaluation of the plan's historical trends and experience, taking into account current and expected future market conditions.

The Company's total benefit payments to retirees were $549 in 2013. The Company's estimated future payments to retirees are as follows:

Years Ending June 30	
2013	$ 212
2014	236
2015	263
2016	310
2017	356
2018 through 2022	2,700

The amounts recorded in accumulated other comprehensive loss (AOCL) for postretirement and postemployment benefit plans at June 30, 2013 that have not been recognized as components of net periodic benefit costs by the Company are as follows:

Net prior service costs	$ (655)
Net actuarial loss	2,149
Pre-tax amount recorded in AOCL	$ 1,494
After-tax amount recorded in AOCL	$ 912

Estimated pre-tax amounts in AOCL as of June 30, 2013 expected to be recognized as components of net periodic benefit costs by the Company in 2013 are as follows:

Net prior service benefit	$ (52)
Net actuarial loss	215
Total	$ 163

There were no plan assets returned to the Company in 2013, nor does the Company expect any plan assets to be returned in 2014.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 28, 2013, the date the statement of financial condition were available to be issued. No material subsequent events have occurred since June 30, 2013 that should require recognition or disclosure in this financial statement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

August 28, 2013

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, CA 90071

In planning and performing our audit of the financial statements of American Funds Distributors, Inc. (the "Company") as of and for the year ended June 30, 2013 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the presentation of a new statement of comprehensive loss for each of the two years in the period ended June 30, 2013, due to the adoption of Accounting Standards Update 2011-05, *Comprehensive Income (Topic 220)*, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP